Exhibit 99.124

NR: 21-06 | February 10, 2021

Skeena Intersects 13.86 g/t AuEq over 25.27 metres

in Hanging Wall Zone at Eskay Creek

Vancouver, BC (February 10, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report additional diamond drill core results from the Phase 2 campaign of definition and exploration drilling at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. The Phase 2 infill program, focused upon resource category conversions for the Pre-Feasibility Study (“PFS”) on open-pit constrained resources, is now complete. The Company has also recently completed a 5,000 m near-mine exploration program at Eskay Creek and is awaiting results. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek Infill Drilling Highlights:

Hanging Wall (HW) Zone

•	11.56 g/t Au, 173 g/t Ag (13.86 g/t AuEq) over 25.27 m (SK-20-716)

o	Including:123.50 g/t Au, 1,920 g/t Ag (149.10 g/t AuEq) over 0.50 m

o	And: 85.70 g/t Au, 1,150 g/t Ag (101.03 g/t AuEq) over 2.12 m

21B Zone

•	15.30 g/t Au, 80 g/t Ag (16.37 g/t AuEq) over 14.00 m (SK-20-709)

21C Zone

•	4.41 g/t Au, 5 g/t Ag (4.48 g/t AuEq) over 22.50 m (SK-20-680)

•	3.20 g/t Au, 242 g/t Ag (6.42 g/t AuEq) over 19.00 m (SK-20-699)

o	Including: 41.60 g/t Au, 4,390 g/t Ag (100.13 g/t AuEq) over 1.00 m

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Shallow HW Zone Drilling Intersects Impressive Gold and Silver Grades

Infill drilling in the HW Zone has delivered above-average thickness and grades as demonstrated by 11.56 g/t Au, 173 g/t Ag (13.86 g/t AuEq) over 25.27 m (SK-20-716). This intercept occurs only 25 m vertically below surface and is highlighted by exceptional subintervals grading 123.50 g/t Au, 1,920 g/t Ag (149.10 g/t AuEq) over 0.50 m and 85.70 g/t Au, 1,150 g/t Ag (101.03 g/t AuEq) over 2.12 m. This new intercept exceeds the tenor and width of the widely spaced historical drill holes (which were only selectively sampled) which informed the current Mineral Resource Estimate (MRE) for the HW Zone. Nearby historic drilling intersected 2.49 g/t AuEq over 16.00 m and 6.30 g/t AuEq over 14.00 m only 10 and 20 m to the west (CA89-176 and CA90-567). The HW Zone is interpreted as discordant, replacement-style gold-silver mineralization hosted by mafic volcanics with minor interbeds of sediments in the stratigraphic hanging wall to the historically mined Contact Mudstone.

21C Zone Drilling Exemplifies Silver Endowment of Eskay Creek Deposits

The 2020 infill drilling campaign targeted an area of Inferred resources within the 21C Zone and confirmed the high silver grades which characterize this zone. A 19.00 m intercept within the Contact Mudstone and underlying footwall Rhyolite averaged 3.20 g/t Au, 242 g/t Ag (6.42 g/t AuEq) with an impressive subinterval grading 41.60 g/t Au, 4,390 g/t Ag (100.13 g/t AuEq) over 1.00 m (SK-20-699). Nearby, 15 m to the west, infill drilling intercepted 1.43 g/t Au, 224 g/t Ag (4.42 g/t AuEq) over 5.48 m including 4.31 g/t Au, 1,150 g/t Ag (19.64 g/t AuEq) over 1.00 m (SK-20-700) within rhyolite breccias.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by the end of 2021. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Length-Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-671	101.50	126.40	24.90	2.24	46	2.85	21C
Including	102.85	103.85	1.00	7.70	334	12.15	21C
and	103.85	104.85	1.00	12.95	508	19.72	21C
SK-20-671	128.70	131.15	2.45	0.88	5	0.95	21C
SK-20-671	134.00	139.55	5.55	1.30	8	1.41	21C
SK-20-671	154.00	168.00	14.00	3.11	7	3.21	21C
Including	165.40	166.50	1.10	15.05	9	15.17	21C
SK-20-680	123.87	127.00	3.13	1.00	6	1.07	21C
SK-20-680	131.00	136.00	5.00	1.20	7	1.29	21C
SK-20-680	151.00	173.50	22.50	4.41	5	4.48	21C
Including	160.00	161.25	1.25	24.60	<5	24.60	21C
SK-20-680	180.50	185.00	4.50	0.83	5	0.90	21C
SK-20-690	1.00	21.63	20.63	2.95	28	3.32	21E
SK-20-690	25.90	31.00	5.10	0.83	30	1.23	21E
SK-20-690	58.00	85.50	27.50	1.34	7	1.44	21E
SK-20-690	104.00	115.00	11.00	1.69	6	1.77	21E
SK-20-691	121.83	125.31	3.48	1.13	54	1.85	21C
SK-20-691	161.91	172.50	10.59	0.99	14	1.17	21C

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-691	191.46	198.00	6.54	5.29	9	5.42	21C
SK-20-693	167.80	174.00	6.20	2.89	5	2.96	21C
SK-20-693	180.00	198.80	18.80	1.97	18	2.22	21C
SK-20-693	208.50	211.50	3.00	8.75	10	8.88	21C
Including	210.00	211.50	1.50	11.35	13	11.52	21C
SK-20-694	181.00	184.00	3.00	0.81	5	0.87	21C
SK-20-694	192.10	206.00	13.90	2.01	11	2.16	21C
SK-20-695	113.47	118.47	5.00	0.64	12	0.80	21C
SK-20-696	160.50	179.00	18.50	0.90	7	1.00	21C
SK-20-696	183.00	195.00	12.00	1.39	10	1.52	21C
SK-20-696	198.00	206.00	8.00	1.09	5	1.16	21C
SK-20-699	81.85	92.23	10.38	1.86	24	2.18	21C
SK-20-699	102.85	108.30	5.45	2.77	14	2.96	21C
SK-20-699	121.00	140.00	19.00	3.20	242	6.42	21C
Including	121.75	122.75	1.00	41.60	4390	100.13	21C
SK-20-700	115.88	121.36	5.48	1.43	224	4.42	21C
Including	116.88	117.88	1.00	4.31	1150	19.64	21C
and	124.15	125.00	0.85	3.62	532	10.71	21C
SK-20-700	129.50	133.67	4.17	0.92	18	1.17	21C
SK-20-700	163.18	170.50	7.32	3.51	7	3.60	21C
Including	163.18	163.75	0.57	10.90	19	11.15	21C
SK-20-704	120.00	127.13	7.13	3.05	92	4.27	21B
Including	123.00	123.61	0.61	10.35	216	13.23	21B
SK-20-704	135.50	143.50	8.00	0.90	7	0.99	21B
SK-20-704	151.00	155.50	4.50	0.77	5	0.84	21B
SK-20-705	123.00	129.00	6.00	3.42	96	4.70	21B
Including	124.20	124.80	0.60	18.30	105	19.70	21B
and	126.60	127.40	0.80	4.46	464	10.65	21B
SK-20-705	136.00	141.24	5.24	1.07	8	1.17	21B
SK-20-706	125.25	147.00	21.75	1.70	7	1.80	21B
SK-20-707	121.00	136.00	15.00	1.50	22	1.79	21B
SK-20-707	143.50	148.00	4.50	1.02	5	1.09	21B
SK-20-707	161.50	169.00	7.50	1.05	9	1.17	21B
SK-20-708	118.00	143.50	25.50	2.26	53	2.96	21B
Including	123.00	124.00	1.00	15.65	407	21.08	21B
SK-20-708	146.00	169.00	23.00	1.44	6	1.51	21B
SK-20-708	178.00	188.15	10.15	1.05	9	1.18	21B
SK-20-709	119.00	133.00	14.00	15.30	80	16.37	21B
Including	125.47	126.00	0.53	325.00	532	332.09	21B
and	126.00	126.54	0.54	29.20	337	33.69	21B
SK-20-709	151.00	169.00	18.00	1.60	7	1.69	21B
SK-20-709	181.00	183.00	2.00	0.78	11	0.92	21B
SK-20-710	119.00	124.00	5.00	1.52	13	1.69	21B
SK-20-710	126.35	145.00	18.65	1.35	29	1.73	21B
SK-20-710	155.50	161.50	6.00	1.63	6	1.70	21B
SK-20-711	110.00	116.15	6.15	4.03	166	6.24	21B
Including	115.00	116.15	1.15	13.20	863	24.71	21B
SK-20-711	120.00	123.10	3.10	11.00	341	15.55	21B
Including	120.00	120.50	0.50	13.60	1340	31.47	21B
and	120.50	121.31	0.81	18.80	409	24.25	21B
SK-20-711	131.50	143.50	12.00	1.61	104	2.99	21B
SK-20-711	159.65	178.00	18.35	0.79	10	0.92	21B
SK-20-712	123.00	126.28	3.28	2.95	21	3.23	21B
SK-20-712	129.50	137.50	8.00	2.18	36	2.67	21B
SK-20-712	141.50	146.50	5.00	2.12	5	2.19	21B

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-712	149.50	152.00	2.50	1.03	5	1.09	21B
SK-20-713	51.82	56.00	4.18	0.71	29	1.09	21E
SK-20-713	67.07	73.95	6.88	3.04	220	5.98	21E
Including	72.34	73.22	0.88	4.07	775	14.40	21E
SK-20-714	143.00	146.73	3.73	1.38	42	1.95	21C
SK-20-714	157.50	194.50	37.00	2.03	6	2.11	21C
SK-20-716	31.00	56.27	25.27	11.56	173	13.86	HW
Including	43.38	43.88	0.50	123.50	1920	149.10	HW
and	43.88	46.00	2.12	85.70	1150	101.03	HW
SK-20-717	135.87	141.00	5.13	0.94	6	1.03	21C
SK-20-717	143.88	148.00	4.12	0.82	6	0.90	21C
SK-20-718	130.30	138.30	8.00	0.77	6	0.84	21C
SK-20-718	147.50	155.00	7.50	1.78	5	1.85	21C
SK-20-719	122.00	124.42	2.42	1.44	293	5.34	21C
Including	122.55	123.47	0.92	1.53	726	11.21	21C
SK-20-719	127.50	130.00	2.50	0.97	8	1.08	21C
SK-20-719	135.00	138.84	3.84	0.71	5	0.78	21C
SK-20-719	143.00	154.66	11.66	2.43	10	2.57	21C
SK-20-719	157.22	160.00	2.78	1.39	5	1.45	21C
SK-20-604						ABANDONED
SK-20-615						ABANDONED
SK-20-619						ABANDONED
SK-20-624						ABANDONED
SK-20-630						ABANDONED
SK-20-660						ABANDONED
SK-20-674						ABANDONED
SK-20-682						ABANDONED
SK-20-685						ABANDONED
SK-20-697						ABANDONED
SK-20-701						NOT DRILLED
SK-20-702						NOT DRILLED
SK-20-703						NOT DRILLED
SK-20-715						NOT DRILLED

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero. NSA – No Significant Assays.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-604	9755.3	10753.6	883.7	40.0	55.1	-76.2
SK-20-615	9755.9	10661.4	913.5	28.0	85.7	-72.5
SK-20-619	9755.9	10661.4	913.5	13.0	98.0	-52.0
SK-20-624	9855.7	10366.1	1008.0	26.0	242.3	-78.2
SK-20-630	9992.4	10785.0	909.7	65.0	167.2	-72.1
SK-20-660	9861.5	10482.4	996.9	18.0	109.9	-76.9
SK-20-671	9812.5	10876.0	845.6	178.0	197.1	-66.9
SK-20-674	9812.3	10874.1	844.7	160.0	214.0	-50.9
SK-20-680	9718.4	10727.0	881.1	189.2	91.9	-59.0
SK-20-682	9718.0	10727.4	876.5	31.0	89.7	-50.9
SK-20-685	9718.0	10727.4	883.6	94.0	96.0	-50.0
SK-20-690	10129.5	10361.8	976.5	115.0	270.3	-75.0
SK-20-691	9678.0	10719.4	857.5	225.0	89.0	-64.3

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-693	9677.7	10719.6	857.9	230.0	96.9	-65.8
SK-20-694	9677.4	10719.9	858.7	230.0	97.4	-61.9
SK-20-695	9675.2	10721.4	858.4	152.0	104.0	-59.9
SK-20-696	9677.1	10720.5	860.4	230.0	103.9	-64.0
SK-20-697	9675.2	10721.4	858.4	26.0	104.3	-68.2
SK-20-699	9717.4	10728.1	887.1	140.0	137.1	-74.0
SK-20-700	9677.0	10720.5	858.8	220.0	110.0	-58.0
SK-20-704	9880.8	10675.7	937.6	160.0	77.1	-74.9
SK-20-705	9881.1	10675.2	931.9	160.0	82.0	-80.0
SK-20-706	9879.6	10676.2	940.1	175.0	115.1	-84.0
SK-20-707	9880.7	10674.7	937.8	175.0	115.3	-78.1
SK-20-708	9880.9	10675.0	938.3	195.0	115.1	-70.0
SK-20-709	9879.9	10676.2	940.7	188.0	127.0	-67.1
SK-20-710	9880.8	10674.8	938.2	178.0	131.0	-73.0
SK-20-711	9880.8	10674.9	937.8	185.0	131.0	-61.9
SK-20-712	9880.6	10674.7	937.7	175.0	140.1	-69.0
SK-20-713	10016.8	10778.4	915.6	75.0	280.1	-69.9
SK-20-714	9753.0	10661.0	912.9	207.0	86.0	-72.1
SK-20-716	9955.9	10729.6	910.3	61.0	65.0	-74.0
SK-20-717	9758.2	10746.3	891.1	148.0	51.8	-86.0
SK-20-718	9757.5	10746.4	894.6	155.0	138.3	-79.9
SK-20-719	9756.8	10746.1	893.1	160.0	134.0	-75.0

ESKAY CREEK PROJECT
HW AND 21B ZONES
VERTICAL SECTION 10730N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
900 mASL
850 mASL
800 mASL
HISTORICAL MINE DEVELOPMENT
2019 AU-AG PEA RESOURCES
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
SK-20-716:
11.56 g/t Au, 173 g/t Ag (13.86 g/t AuEq) / 25.27 metres
Including:
123.50 g/t Au, 1,920 g/t Ag (149.10 g/t AuEq) / 0.50 metres
And:
85.70 g/t Au, 1,150 g/t Ag (101.03 g/t AuEq) / 2.12 metres
HW ZONE
BASALTS
1.25 / 2.00
2.49 / 16.00
6.30 / 14.00
1.52 / 2.00
1.11 / 2.00
1.15 / 5.00
6.40 / 2.00
FORMER 25 METRE DEVELOPMENT BUFFER
CONTACT MUDSTONES
2.16 / 27.00
21B ZONES
5.94 / 26.00
14.79 / 2.54
3.29 / 42.00
RHYOLITES
4.37 / 9.00
9.15 / 14.92
1.06 / 10.12
1.47 / 2.75
1.44 / 15.50
1.19 / 3.15
1.84 / 7.12
1.16 / 6.73
13.65 / 26.90
8.69 / 39.50
3.41 / 37.50
8.07 / 26.30
6.30 / 18.50
100 METRES
1050 mE